UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2022

Commission File Number: 001-38397

Farmmi, Inc.

(Registrant’s name)

Fl 1, Building No. 1, 888 Tianning Street, Liandu District

Lishui, Zhejiang Province

People’s Republic of China 323000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

Farmmi, Inc. (the “Company”) has received a Staff determination letter (the “Letter”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) dated May 20, 2022, notifying the Company of the Staff’s determination to delist the Company’s securities from The Nasdaq Capital Market because the Company’s securities have had a closing bid price below $0.10 for ten consecutive trading days, which triggers a notice of delisting pursuant to Nasdaq Listing Rule 5810(c)(3)(A)(iii)(1) (the “$0.10 Rule”).

In addition to the $0.10 Rule delisting notice, the Company also currently fails to satisfy the requirement that the closing bid price of its securities remain at $1.00 or higher as required by Nasdaq Listing Rule 5810(c)(3)(A) (the “Minimum Bid Price Rule”). The Company has received a period of 180 calendar days and a second period of an additional 180 calendar days to return to compliance with the Minimum Bid Price Rule, which compliance period expires on May 30, 2022. If the Company’s securities fail to regain compliance with the Minimum Bid Price Rule, Nasdaq will have an additional basis for delisting the securities.

Pursuant to the Letter, unless the Company requests an appeal of the Letter, trading of the Company’s ordinary shares will be suspended at the opening of business on June 1, 2022, and a Form 25-NSE will be filed with the Securities and Exchange Commission (the “SEC”), which will remove the Company’s securities from listing and registration on the Nasdaq Stock Market.

The Company intends to request a hearing before a Hearings Panel (the “Panel”). Such a request will stay the suspension of the Company’s securities and the filing of the Form 25-NSE pending the Panel’s decision, during the period before the hearing, the Company’s ordinary shares will continue to trade. Separately, the Company expects the recently approved consolidation of its ordinary shares will take effect on May 31, 2022.

Exhibits

Exhibit 99.1	Press release dated May 23, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FARMMI, INC.

By:	/s/ Yefang Zhang
Name:	Yefang Zhang
Title:	Chief Executive Officer

Dated: May 23, 2022